September 30, 2014

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC20549

Attention: Ms. Sheila Stout

Re: TD Asset Management USA Funds Inc. (File No. 811-09086)

Ms. Stout:

This letter responds to comments given by you to Elliot Gluck of Willkie Farr & Gallagher LLP, legal counsel to TD Asset Management USA Funds Inc. (the “Company”) in a telephone conversation on September 3, 2014. The comments provided relate to the October 31, 2013 and January 31, 2014 annual reports filed on Form N-CSR (the “Reports”) as well as other documents filed on behalf of the Company.

In connection with the responses below, we acknowledge, on behalf of the Company, that the Company, through its officers and directors, is primarily responsible for the adequacy and accuracy of the disclosure in the Reports; that staff comments or changes to disclosure in response to staff comments in the Reports reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Reports; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by the Company’s response.

SEC Comment 1
Consider clarifying the disclosure relating to waivers and recoupments to include an explanation of fees and expenses not subject to recoupment. The waivers on the statement of operations do not line up with the amounts subject to recoupment in the notes to financial statements.

Company Response to Comment 1
The Company agrees, and beginning with the annual reports as of and for the year ended October 31, 2014, the Company will enhance the existing disclosure to include an explanation of fees and expenses not subject to recoupment.

SEC Comment 2
In accordance with Regulation S-X Article 6.04 12(b)(1), amounts payable to officers and directors should be disclosed separately on the Statement of Assets and Liabilities.

Company Response to Comment 2
The Company agrees and will ensure that any future outstanding amounts payable to the officers and directors are disclosed on the Company’s Statement of Assets and Liabilities.

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SEC Comment 3
In accordance with Regulation S-X Article 6.04 12(a), amounts payable for investment advisory, management and service fees should be disclosed separately on the Statement of Assets and Liabilities. The Statement of Assets and Liabilities for the Company includes a “Payable to or Receivable from Investment Manager and its affiliates,” however, a separate receivable or payable amount should be disclosed for each fee included in such receivable or payable.

Company Response to Comment 3
The Company agrees that such amounts are required to be disclosed on the Statement of Assets and Liabilities. However, the Company currently discloses a net receivable and/or payable to affiliates for such fees and provides tabular disclosure in the Notes to Financial Statements detailing the components of such receivable and/or payable. The Company will consider disclosing each individual receivable and/or payable on the Statement of Assets and Liabilities in future financial statements.

SEC Comment 4
In accordance with a memo issued to the Investment Company Institute on July 30, 2010 by the SEC staff, funds with significant derivatives exposure should include a discussion of the effect of those derivatives on fund performance. No discussion of the effect of derivatives on fund performance was included in the MDFP for TDAM Global Low Volatility Equity Fund.

Company Response to Comment 4
As noted in the above-referenced memo from the SEC staff to the Investment Company Institute, the MDFP is intended to provide shareholders with information about the factors that materially affected a fund’s performance during its most recently completed fiscal year. The staff noted that a fund whose performance was materially affected by derivatives should discuss that fact. The TDAM Global Low Volatility Equity Fund’s performance was not materially affected by derivatives during its most recently completed fiscal year. To the extent the performance of such fund, or, other funds in the Company, is materially affected by derivatives, the MDFP will include a discussion of the effect of such derivatives on fund performance.

SEC Comment 5
Consider including notes disclosure on the Company’s valuation policy as well as fair value hierarchy disclosure in the Company’s Form N-Q.

Company Response to Comment 5
The Company agrees and beginning with the October 31, 2014 Form N-Q, will include notes disclosure on the Company’s valuation policy as well as the Company’s fair value hierarchy.

SEC Comment 6
In the Company’s Institutional Funds annual report as of October 31, 2013, the amounts shown as Payable to or Receivable from the Investment Manager and its affiliates on the Statement of Assets and Liabilities does not agree to the amounts disclosed in Note 3 in the Notes to Financial Statements.

Company Response to Comment 6
The Company has reconciled the amounts shown on the Statement of Assets and Liabilities to the amounts disclosed in Note 3 in the Notes to Financial Statements, and the Company believes that the amounts do agree.

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SEC Comment 7
The Company’s N-SAR B filed on March 30, 2014 did not include the series and class identifiers for the TDAM Short-Term Bond Fund.

Company Response to Comment 7
The Company agrees and will ensure that all future N-SAR filings include the series and class identifiers for all active funds.

SEC Comment 8
TDAM High Yield Bond Fund had more than 30% invested in the consumer discretionary sector as of January 31, 2014. Consider whether sector risk disclosure should be included in the Fund’s disclosure documents.

Company Response to Comment 8
TDAM High Yield Bond Fund will add sector risk disclosure to its prospectus in the next annual update of its prospectus.

SEC Comment 9
The Statement of Assets and Liabilities for TDAM Global Low Volatility Equity Fund and TDAM Global All Cap Fund include a line item for spot contracts. However, there is no other disclosure included in the financial statements related to such spot contracts.

Company Response to Comment 9
Certain funds of the Company that invest in securities denominated in foreign currencies enter into spot currency contracts for the purpose of settling trades in the applicable currency. The spot contracts are not considered to be derivative contracts, and, therefore, the Company does not disclose the details of such contracts in the same manner required for forward foreign currency contracts.

SEC Comment 10
To the extent that the Company has contractual waivers in place, the Company should disclose the date the contractual arrangement can be terminated.

Company Response to Comment 10
The Company agrees, and beginning with the July 31, 2014 semi-annual report, the Company will disclose the date the contractual arrangement can be terminated.

SEC Comment 11
The gross expense ratios disclosed in the prospectus dated May 30, 2014 for TDAM Target Return Fund and TDAM U.S. Small-Mid Cap Equity Fund do not agree to the respective gross expense ratios presented in the financial highlights for the period ended January 31, 2014.

Company Response to Comment 11
The difference between the expense ratios for each of the Institutional Class and Advisor Class of each of the TDAM Target Return Fund and TDAM U.S. Small-Mid Cap Equity Fund, for the period ended January 31, 2014, was not equal to the class specific expenses of the respective Advisor Class due to both the growth in the respective Institutional Class and the low level of assets in the Advisor Class. The other expenses of the respective Advisor Class were adjusted in the prospectus to agree to the other expenses of the respective Institutional Class for the same period.

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SEC Comment 12
Consider including counterparty credit risk disclosure in the Notes to Financial Statements for TDAM Global Low Volatility Equity Fund, as the Fund has only one counterparty for forward foreign currency contracts.

Company Response to Comment 12
The Company agrees and beginning with the January 31, 2015 annual report, the Company will disclose in the forward foreign currency contract note that the fund has only one counterparty and is therefore subject to counterparty risk.

SEC Comment 13
Consider disaggregating the tabular disclosure consistent with the Schedule of Investments when there are multiple fair value hierarchy levels within a security type. For example, in TDAM Global Low Volatility Equity Fund, there are both Level 1 and Level 2 investments within foreign common stock, and disaggregation by country within the tabular disclosure consistent with the Schedule of Investments should be considered.

Company Response to Comment 13
The Company agrees, and to the extent applicable, the Company will expand the tabular disclosure to provide a disaggregation of the fair value hierarchy consistent with the categories on the Schedule of Investments.

Please contact Eric Kleinschmidt at (610) 676-3426 if you have any questions or comments.

Very truly yours,

/s Eric Kleinschmidt

Eric Kleinschmidt

Treasurer and Chief Financial Officer

cc:	Kevin LeBlanc Michele R. Teichner

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